SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number 0-12640

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KAYDON CORPORATION EMPLOYEE STOCK
OWNERSHIP AND THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Kaydon Corporation
Employee Stock Ownership and Thrift Plan

Index to Financial Statements and
Supplemental Schedule

December 31, 2005 and 2004 and
Year ended December 31, 2005

The following documents are attached hereto as exhibits:

In accordance with the instruction to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date: June 26, 2006

By: The Plan Administrative Committee

By: /s/ John F. Brocci

John F. Brocci
Chairman
Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule
Kaydon Corporation Employee Stock Ownership and Thrift Plan
December 31, 2005 and 2004, and Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004, and
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Kaydon Corporation Employee Stock
     Ownership and Thrift Plan
We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of the year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, MI
June 19, 2006

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
Pooled separate accounts	$17,103,076	$17,333,769
Kaydon Corporation common stock	11,641,612	13,136,997
Guaranteed Income Fund	7,496,744	5,665,671
Participant loans	32,878	37,825

Total investments	36,274,310	36,174,262

Receivable
Dividend receivable	43,499	47,609

Liabilities
Corrective distribution	15,119	15,827

Net assets available for benefits	$36,302,690	$36,206,044

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Participant contributions	$2,952,328
Interest and dividend income	395,976
Employer contributions	57,679

Total additions	3,405,983

Deductions
Benefit payments to participants	3,755,643
Corrective distributions	15,119
Transaction expenses	7,293

Total deductions	3,778,055

Net realized and unrealized appreciation in fair value of investments	468,718

Net increase	96,646
Net assets available for benefits at beginning of year	36,206,044

Net assets available for benefits at end of year	$36,302,690

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
1. Description of Plan
The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. All employees of Kaydon Corporation and subsidiaries and affiliates (the Company), excluding employees of ACE Controls, Inc., Purafil, Inc. and Canfield Technologies Inc. collectively bargained group, and foreign subsidiaries, who are at least 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA.)
Contributions
Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1% nor more than 50% of their compensation, not to exceed the limitations established by the Internal Revenue Code (Code). For eligible employees of Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc., the Company contributes to the Plan an amount equal to 25% of the contributions made by each participant. For all other participants, no employer matching contributions are made. The maximum matching contribution is equal to 25% of the maximum elective contribution, excluding catch-up contributions available to and made by employees 50 years of age or older, for participants for the year. The maximum contributions for the year, which includes pretax employee contributions, employer matching, and discretionary profit sharing contributions, is 100% of compensation less tax-deferred contributions subject to other limits. The Company may contribute to the Plan for each year a discretionary amount when approved by the Board of Directors. There were no discretionary employer contributions in 2005.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings, and administrative expenses. Investment earnings are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service is defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.
Vesting
Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven-year period (six year period after January 1, 2002) in annual increments ranging from 10% to 20%. A participant who terminates employment due to death, disability, or normal retirement shall be 100% vested in employer contributions.
Payment of Benefits
Benefits are paid in the form of a lump-sum payment via distribution of the Company’s common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation common stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates, or dies, as applicable. Distributions may be deferred until the participant reaches the age of 70 1/2 if the value of the distribution exceeds $1,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to their account and is notified by the trustee prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed the intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the Code.
2. Summary of Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation
Except for the Guaranteed Income Fund with an insurance company (Note 4), the Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common shares of Kaydon Corporation are valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The participant loans are valued at their outstanding balances, which approximate fair value.
Administrative Expenses
Although not required to do so, the Company paid certain administrative expenses of the Plan during 2005. The remaining transaction expenses were paid for out of plan assets by Prudential Bank & Trust, FSB.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2005	2004
Kaydon Corporation common stock	$11,641,612	$13,136,997
Guaranteed Income Fund	7,496,744	5,665,671
Large Cap Growth/Goldman Sachs Fund	4,237,373	4,497,398
Mid Cap Growth/Artisan Partners Fund	3,669,251	—
High Grade Bond/BSAM Fund	2,326,119	2,265,163
Templeton Foreign Account	2,209,047	—
AIM Dynamics Fund	—	3,116,307
During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices, as follows:

Net
Appreciation/
(Depreciation)
in Fair Value
During Year
Pooled separate accounts	$882,358
Kaydon Corporation common stock	(413,640)

$468,718

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
4. Guaranteed Income Fund
During 2005 and 2004, the Plan invested in guaranteed funds with the Trustee. The guaranteed funds are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. Contract value approximates fair value. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential Retirement Insurance and Annuity Company considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 3.0% for January 1, 2005 through June 30, 2005, and 3.2% for July 1, 2005 through December 31, 2005. There are no reserves against contract values for credit risk of contract issues or otherwise.
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements as of December 31, 2005	$36,302,690
Less dividends receivable as of December 31, 2005	(43,499)
Less amounts allocated to withdrawn participants as of December 31, 2005	(515,064)

Net assets available for benefits per the Form 5500 as of December 31, 2005	$35,744,127

Net assets available for benefits per the financial statements as of December 31, 2004	$36,206,044
Less dividends receivable as of December 31, 2004	(47,609)
Less amounts allocated to withdrawn participants as of December 31, 2004	(179,423)

Net assets available for benefits per the Form 5500 as of December 31, 2004	$35,979,012

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
5. Reconciliation to Form 5500 (continued)
The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2005:

Interest and dividends paid to the Plan per the financial statements	$395,976
Add dividends receivable as of December 31, 2004	47,609
Less dividends receivable as of December 31, 2005	(43,499)

Interest and dividends paid to the Plan per the Form 5500	$400,086

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$3,755,643
Deduct amounts allocated on Form 5500 to withdrawn participants as of December 31, 2004	(179,423)
Add amounts allocated on Form 5500 to withdrawn participants as of December 31, 2005	515,064

Benefits paid to participants per the Form 5500	$4,091,284

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax exempt.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
EIN #13-3186040           Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*Prudential Retirement Insurance & Annuity Company
	Guaranteed Income Fund		$7,496,744
	Large Cap Growth/Goldman Sachs Fund		4,237,373
	Mid Cap Growth/Artisan Partners Fund		3,669,251
	High Grade Bond/BSAM Fund		2,326,119
	Templeton Foreign Account		2,209,047
	Small Cap Value/Kennedy Capital Fund		981,285
	Large Cap Value/John A. Levin & Co. Fund		967,716
	Mid Cap Value/Wellington Mgmt Fund		730,617
	Small Cap Growth/Times Square Fund		698,104
	Retirement Goal 2030 Fund		443,477
	Retirement Goal 2020 Fund		425,543
	Retirement Goal 2040 Fund		159,128
	Waddell&Reed Adv. SC & Tec		112,137
	Retirement Goal 2010 Fund		59,314
	Retirement Goal Income Fund		58,910
	Cohen & Strs Rlty Income Fund		25,055

*Kaydon Corporation	Kaydon Corporation common stock		11,641,612

*Participant loans	Interest rate range: 8.00% - 9.50%,
	with various maturity dates	$—	32,878

			$36,274,310

* Party in interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm